UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Advanta Corp.
(Exact name of registrant as specified in charter)

Delaware	23-1462070

(State of incorporation or organization)	(I.R.S. Employer Identification no.)

Welsh & McKean Roads, P.O. Box 844,
Spring House, Pennsylvania	19477

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	None
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☑
Securities Act registration statement file number to which this form relates:                      (if applicable)
Securities to be registered pursuant to Section 12(g) of the Exchange Act:
Class A Rights
(Title of Class)
Class B Rights
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE
EXHIBIT INDEX
Rights Agreement

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
     On April 11, 2007, Advanta Corp. (the “Company”) entered into a Rights Agreement (the “Rights Agreement”) with Mellon Investor Services LLC, as rights agent (the “Rights Agent”), to replace the Company’s prior Rights Agreement, which had been in place since 1997 and which expired on April 11, 2007. In connection with the Rights Agreement, the Board of Directors declared a dividend distribution of one Class A Right (“Class A Rights”) for each share of Class A Common Stock, par value $0.01 per share, of the Company (the “Class A Common Stock”) and one Class B Right (“Class B Rights” and, together with the Class A Rights, the “Rights”) for each share of Class B Common Stock, par value $0.01 per share, of the Company (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) outstanding at the close of business on April 11, 2007 (the “Record Date”), and has authorized the issuance of one Class A Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) for each share of Class A Common Stock and one Class B Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) for each share of Class B Common Stock issued between the Record Date (whether originally issued or delivered from the Company’s treasury) and the Distribution Date (as such term is defined below), each Right initially representing the right to purchase one ten-thousandth (1/10,000) of a share (a “Unit”) of Series A Junior Participating Preferred Stock (the “Preferred Stock”) of the Company, at a purchase price of $175.00 per Unit (the “Purchase Price”), subject to adjustment.
     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock upon a “Distribution Date”, which will occur upon the earlier of (i) the close of business on the tenth day after the first date of a public announcement that a person or group of affiliated or associated persons, other than an Exempted Person (as such term is defined below) (an “Acquiring Person”), has become the beneficial owner of 15% or more of the shares of Common Stock then outstanding or 15% or more of the shares of either the Class A Common Stock or the Class B Common Stock then outstanding (the “Stock Acquisition Date”), or (ii) the close of business on the tenth business day (or such later date as the Board of Directors of the Company shall determine) after the earlier of (A) the date that a tender offer or exchange offer by any person (other than any Exempted Person, the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company) is commenced within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (B) the date upon which the first pre-tender offer commencement communication is made publicly pursuant to Rule 14d-2(b) of the General Rules and Regulations under the Exchange Act, if upon consummation thereof, such person would be the beneficial owner of 15% or more of the shares of Common Stock then outstanding or 15% or more of the shares of either the Class A Common Stock or the Class B Common Stock then outstanding. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.
     Any person who, together with all affiliates and associates of such person, is the beneficial owner of securities representing 15% or more of the shares of Common Stock outstanding on April 11, 2007, or 15% or more of the shares of either the Class A Common Stock or the Class B Common Stock outstanding on April 11, 2007, is deemed to be an “Exempted Person” for purposes of the Rights Agreement. In addition, any person who, together with all affiliates and associates of such person, either becomes the beneficial owner of securities representing 15% or more of the shares of Common Stock then outstanding because of a reduction in the number of outstanding shares of Common Stock then outstanding as a result of the purchase by the Company or a subsidiary of the Company of shares of Common Stock, or becomes the beneficial owner of securities representing 15% or more of the shares of either the Class A Common Stock or the Class B Common Stock then outstanding because of a reduction in the number of outstanding shares of either the Class A Common Stock or the Class B Common Stock, as the case may be, then outstanding as a result of the purchase by the Company or a subsidiary of the Company of shares of either the Class A Common Stock or the Class B Common Stock, respectively, is deemed to be an “Exempted Person” for purposes of the Rights Agreement, provided, however, that any such person who would otherwise be an Acquiring Person, but for the reduction in the number of outstanding shares of the relevant class of Common Stock as a result of the purchase by the Company or a subsidiary of the Company of such shares, shall no longer be deemed to be an Exempted Person and shall be deemed an Acquiring Person if such person, together with all affiliates and associates of such person, becomes the beneficial owner, at any time after the date such person became the beneficial owner of 15% or more of the relevant class of Common Stock, of additional securities representing 1,000 or more shares of Common Stock, except pursuant to the exercise of options or warrants to purchase Common Stock outstanding and beneficially owned by such person as of the date such person became the beneficial owner of 15% or more of the relevant class of Common Stock or as a result of an adjustment to the number of shares of Common Stock for which such options or warrants are exercisable pursuant to the terms thereof, or pursuant to a stock split, stock dividend or similar event.
     The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 11, 2017 unless extended by the Company or earlier redeemed by the Company as described below. At no time will the Rights have any voting power.
     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock that are issued by the Company prior to the Distribution Date will be issued with Rights.
     In the event that an Acquiring Person, other than an Exempted Person, becomes the beneficial owner of 15% or more of the shares of Common Stock then outstanding or 15% or more of the shares of either the Class A Common Stock or the Class B Common Stock then outstanding (unless the event causing the 15% threshold to be crossed is a “Flip-Over Event” transaction that is defined below), then, promptly following the occurrence of such event, (i) each holder of a Class A Right shall thereafter have the right to receive, upon exercise thereof at the then current Purchase Price, in lieu of a number of one ten-thousandths of a share of Preferred Stock, such number of shares of Class A Common Stock of the Company having a value equal to two times the Exercise Price (as such term is defined below) of the Right, and (ii) each holder of a Class B Right shall thereafter have the right to receive, upon exercise thereof at the then current Purchase Price, in lieu of a number of one ten-thousandths of a share of Preferred Stock, such number of shares of Class B Common Stock of the Company having a value equal to two times the Exercise Price of the Right. The “Exercise Price” is the Purchase Price times the number of Units associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph (the “Flip-In Events”), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the Flip-In Events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.
     In the event that, (i) prior to the Stock Acquisition Date, there is a change (resulting from a proxy or consent solicitation or an action by written consent of stockholders) in a majority of the Company’s directors in office at the time of the commencement of such solicitation, or prior to the time of such written consent, and the person who is a participant in such solicitation, or who signed such consent, has stated (or a majority of the Board of Directors of the Company has determined in good faith) that such person (or any of its affiliates or associates) intends to take, or may consider taking, any action which would result in such person becoming an Acquiring Person or which would cause the occurrence of either a Flip-In Event or Flip-Over Event, or (ii) on or after the Stock Acquisition Date, whichever of (i) or (ii) first occurs, (A) the Company shall consolidate with, or merge with and into, any person, and the Company shall not be the continuing or surviving corporation of such consolidation or merger, (B) any person shall consolidate with, or merge with or into, the Company, and the Company shall be the continuing or surviving corporation of such consolidation or merger and, in connection with such consolidation or merger, all or part of the outstanding shares of the Company’s Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property, or (C) the Company shall sell or otherwise transfer, in one transaction or a series of related transactions, assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) to any person or persons (items (A), (B) and (C) following any of the events described in clause (i) or (ii), being each individually referred to as a “Flip-Over Event”), then, and in each such case, each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, such number of validly authorized and issued, fully paid, non-assessable and freely tradeable shares of the common stock of the Principal Party (as such term is defined below) having a value equal to two times the Exercise Price of the Right. Notwithstanding any of the foregoing, following the occurrence of any Flip-Over Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.
     For purposes of the Flip-Over Events described above, the term “Principal Party” is defined to mean: (i) in the case of any event described in clause (i) of the immediately preceding paragraph, the person (or any of its affiliates or associates) who is a moving or proposing participant in the proxy or consent solicitation or an action by written consent of stockholders, that effectuates the change in a majority of the Company’s directors in office at the time of the commencement of such solicitation, or prior to the time of such written consent, and who has stated (or a majority of the Board of Directors of the Company has determined in good faith) that such person (or any of its affiliates or associates) intends to take, or may consider taking, any action which would result in such person becoming an Acquiring Person or which would cause the occurrence of a Flip-In Event or Flip-Over Event; (ii) in the case of any event described in clause (ii) of the immediately preceding paragraph and any transaction described in clause (A) or (B) of the immediately preceding paragraph, the person that is the issuer of any securities into which shares of Common Stock of the Company are converted in such merger or consolidation, and if no securities are so issued, the person that is the other party to such merger or consolidation; and (iii) in the case of any event described in clause (ii) of the immediately preceding paragraph and any transaction described in clause (C) of the immediately preceding paragraph, the person that is the party receiving the greatest portion of the assets or earning power transferred pursuant to such transaction or transactions.
     The number of Rights associated with each share of Common Stock shall be proportionately adjusted following any (i) dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivision of the outstanding shares of Common Stock or (iii) combination of the outstanding shares of Common Stock into a smaller number of shares, by multiplying the number of Rights associated with each share of Common Stock immediately prior to such event, by a fraction the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of shares of Common Stock outstanding immediately following the occurrence of such event.
     At any time prior to the earlier of (i) the close of business on the tenth day following the Stock Acquisition Date, or (ii) April 11, 2017, the Company may redeem all but not less than all of the then outstanding Rights at a redemption price of $0.001 per Right. The consent of at least 75% of the directors of the Company is required for any redemption on or after the Stock Acquisition Date or on or after any change in control of the Board of Directors of the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon their individual circumstances, recognize taxable income if and when the Rights are redeemed.
     Prior to the Distribution Date, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company in any manner and without the approval of any holders of certificates representing shares of Common Stock.
     After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board without the approval of any holders of Rights Certificates in order to cure any ambiguity, to make changes which do not adversely affect the interests which a majority of the holders of Rights (excluding the interests of any Acquiring Person) have in common, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not then redeemable, nor any change in the redemption price, final expiration date, Purchase Price or number of fractional shares of Preferred Stock for which a Right is exercisable.
     A copy of the Rights Agreement that was entered into by the Company and the Rights Agent is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement.
Item 2. Exhibits.

Exhibit No.	Description

1	Rights Agreement, dated April 11, 2007, by and between the Registrant and Mellon Investor Services LLC, as the Rights Agent, including:

The Form of Rights Certificate, attached as Exhibit A; and

The Summary of Rights to Purchase Series A Junior Participating Preferred Stock, attached as Exhibit B.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ADVANTA CORP.

Date: April 11, 2007	By:	/s/ Elizabeth H. Mai
		Name:	Elizabeth H. Mai
		Title:	Chief Administrative Officer, Senior Vice President,
Secretary and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1	Rights Agreement, dated April 11, 2007, by and between the Registrant and Mellon Investor Services LLC, as the Rights Agent, including:

The Form of Rights Certificate, attached as Exhibit A; and

The Summary of Rights to Purchase Series A Junior Participating Preferred Stock, attached as Exhibit B.